PYRAMID DELAWARE MERGER SUBSIDIARY, INC.

2008 21ST STREET

P.O. BOX 832

BAKERSFIELD, CA 93302

August 1, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall

Division of Corporate Finance

Re:	Withdrawal of Registration Statement on Form S-4

Filed on April 25, 2014

File No. 333-195503

Ladies and Gentlemen:

Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-4, together with all exhibits and amendments thereto (File No. 333-195503), as initially filed with the Securities and Exchange Commission (“Commission”) on April 25, 2014 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it will not be part of the reincorporation process as disclosed in the Registration Statement. The Company’s parent, Pyramid Oil Company, will be proceeding with the merger transaction described in the Registration Statement and subsequently will be filing a separate registration statement on Form S-4. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to its parent, Pyramid Oil Company.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Reid A. Godbolt, Esq., of Jones & Keller, P.C., via email at rgodbolt@joneskeller.com or via facsimile at (303) 573-8133.

Should you have any questions regarding this request for withdrawal, please contact Reid A. Godbolt, Esq., of Jones & Keller, P.C., by telephone at (303) 573-1600.

Very truly yours,

PYRAMID DELAWARE MERGER SUBSIDIARY, INC.

By:	/s/ Michael D. Herman
Name: Michael D. Herman
Title: President and Chief Executive Officer